Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Corsair Gaming, Inc. had one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.3 is a part.

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

As of December 31, 2020, there were 19 holders of record of our common stock. Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There is no redemption or sinking fund provisions applicable to the common stock. All shares of our outstanding common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

As of December 31, 2020, no shares of our preferred stock were outstanding.

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock, including convertible preferred stock. Unless required by law, the authorized shares of preferred stock are available for issuance without further action by stockholders. Our board of directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;
•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	the dividend amount and rate of the series, if any, and whether dividends will be cumulative or non-cumulative;

•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund, if any, provided for the purchase or redemption of shares of the series;
•	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;
•

whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;
•	the voting rights, if any, of the holders of the series, and
•

any other powers, preferences and relative, participating, optional or other special rights of each series of preferred stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by our board of directors and stated in the preferred stock designation for such preferred stock.

We are able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Registration Rights

Certain of our stockholders or their permitted transferees, are entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the “Securities Act”). These rights are provided under the terms of a registration rights agreement between us and such stockholders (the “Registration Rights  Agreement”) and include demand registration rights and piggyback registration rights. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our existing credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Annual Stockholder Meetings

Our amended and restated bylaws provides that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors, our Chief Executive Officer or the chairman of the board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We opted out of Section 203 of the DGCL in our amended and restated certificate of incorporation, which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations involving us unless certain conditions are satisfied. However, our amended and restated certificate of incorporation includes similar provisions that we may not engage in certain business combinations with interested stockholders for a period of three years following the time that the stockholder became an interested stockholder, subject to certain conditions. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Pursuant to the terms of our amended and restated certificate of incorporation, EagleTree, its affiliates and any of their respective direct or indirect transferees will not be considered an interested stockholders for purposes of this provision.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock pursuant to our amended and restated certificate of incorporation will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.

Special Stockholder Meetings

Our amended and restated bylaws provides that a special meeting of stockholders may be called at any time by the Secretary at the direction of the board of directors or the Chairman of our Board of Directors; provided, however, our amended and restated certificate of incorporation and our amended and restated bylaws provide that the holders of a majority of the shares of common stock are permitted to cause special meetings of our stockholders to be called for so long EagleTree and its affiliates hold, in the aggregate, at least 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Requirements For Advance Notification Of Stockholder Nominations And Proposals

Our amended and restated bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These notice requirements do not apply to nominations of directors by EagleTree and its affiliates in accordance with the Investor Rights Agreement for as long as the Investor Rights Agreement is in effect.

Stockholder Action by Majority Written Consent

Our amended and restated certificate of incorporation provides that the stockholders may act by majority written consent without a meeting; provided, however, that when EagleTree and its affiliates hold, in the aggregate, less than 50% of our outstanding common stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders.

Classified Board; Election and Removal of Directors; Filling Vacancies

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors.

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority of our outstanding common stock; provided, however, at any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock entitled to vote at an election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66-2/3% of our out outstanding common stock. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to EagleTree under the Investor Rights Agreement, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to EagleTree under the Investor Rights Agreement, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). So long as EagleTree and its affiliates beneficially own, in the aggregate, at least 20% of our outstanding common stock, the Investor Rights Agreement and our amended and restated bylaws provide that the Board will not increase or decrease the size of our Board of Directors without the affirmative vote or consent of a majority of the EagleTree directors. The Investor Rights Agreement and our amended and restated certificate of incorporation will also provide that any vacancy resulting from the resignation, death, disability or removal of an EagleTree director can only be filled by the affirmative vote or consent of the EagleTree directors or, if no so such directors then remain on the Board, EagleTree.

For more information on the classified board, see “Management—Composition of the Board of Directors.” This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that the federal district courts of the Unites States will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Although our amended and restated certificate of incorporation contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Amendment of Charter Provisions

Our amended and restated certificate of incorporation provides that so long as EagleTree and its affiliates own, in the aggregate, at least 50% of our outstanding common stock, any amendment, alteration, change, addition, rescission or repeal of our amended and restated certificate of incorporation requires the affirmative vote of a majority of our outstanding common stock. At any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, our amended and restated certificate of incorporation requires the affirmative vote by the holders of at least two-thirds of our outstanding common stock for any amendment, alteration, change, addition, rescission or repeal of our amended and restated certificate of incorporation; provided that, irrespective of EagleTree’s ownership, the affirmative vote of holders of at least two-thirds of our outstanding common stock is required to amend certain provisions of our certificate of incorporation, including those provisions changing the size of the board of directors, the removal of certain directors, the availability of action by majority written consent of the stockholders or the restriction on business combinations with interest stockholders, among others.

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the company they serve business opportunities which the company is financially able to undertake and which falls within the company’s business line and are of practical advantage to the company, or in which the company has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the company has an actual or expectant interest, the officer is generally not obligated to present it to the company. Potential conflicts of interest may arise when officers and directors learn of business opportunities that would be of material advantage to a company and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a company to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a company in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain officers and directors will not be obligated to present any such business opportunities to the company. Under the provisions of our amended and restated certificate of incorporation, none of EagleTree or any of its respective portfolio companies, funds or other affiliates, or any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EagleTree will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual was presented with a corporate opportunity, other than specifically in their capacity as one of our officers or directors, and ultimately directs such corporate opportunity to EagleTree instead of us or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EagleTree. For instance, a director of our company who also serves as a director, officer, partner, member, manager or employee of EagleTree, or any of its respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our amended and restated certificate of incorporation relates only to the EagleTree director designees. Our board of directors consists of eight directors, three of whom are be EagleTree director designees. These potential conflicts of interest could seriously harm our business if attractive corporate opportunities are allocated by EagleTree to itself or its respective portfolio companies, funds or other affiliates instead of to us.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Further, our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

Our common stock is listed on Nasdaq under the symbol “CRSR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.